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                                                                    EXHIBIT 20.2


Visioneer and Primax Partner to Form Worldwide Scanner and Imaging Hardware Company

FREMONT, Calif., Dec. 3 /PRNewswire/ -- Visioneer, Inc.(Nasdaq: VSNR), a leading scanner provider in the U.S. retail market and Primax Electronics Ltd. (Taiwan Stock Exchange: Code# 2336), a significant manufacturer in the European retail scanner market, today announced that Visioneer has agreed to sell its hardware business to a newly formed subsidiary of Primax that will develop, market and manufacture Visioneer brand award-winning scanners and other hardware imaging products. Visioneer's popular scanners are renowned for their quality and ease-of-use, while Primax's expertise in the manufacture of high quality scanners is well established in the industry. The newly formed subsidiary of Primax will operate under the Visioneer name.

"With Primax and Visioneer, you couldn't ask for a better combination," said J. Larry Smart, president and CEO of Visioneer. "Primax has been producing Visioneer scanners since the beginning of this year and they are known for their high quality and low return rates. The financial strength, manufacturing quality and capacity, and worldwide retail presence of Primax; combined with Visioneer's top-flight products and strong brand image and Visioneer's marketing, operations and sales team creates a highly competitive combination. In the end, the customer should win all around - innovative easy-to-use products, at the best prices."

Pursuant to the agreement between Primax and Visioneer, the new Primax subsidiary will purchase all of Visioneer's current hardware assets and related intellectual property, and the Visioneer brand name for approximately $7 million. The closing of this transaction is expected to occur in January 1999.

All current Visioneer hardware products as well as future imaging products will be sold under the Visioneer brand name by the new Primax subsidiary. The new entity will also acquire Visioneer's hardware marketing, sales, operations and quality assurance teams and plans to continue the development and sale of Visioneer's current scanner product line as well as future products. Visioneer and the new entity have also signed a multi-year licensing agreement to bundle PaperPort software products with its entire line of hardware imaging products.

"The new subsidiary of Primax will be able to continue the tradition of intelligent scanning and the seamless integration of Visioneer hardware and PaperPort software," said Murray L. Dennis, vice president of sales and marketing of Visioneer. "It has licensed PaperPort software, but more important, it will have the Visioneer team and the knowledge behind Visioneer's award-winning products. We're fortunate to have in place the uniquely qualified people who will continue to blend PaperPort's easy to use interface and Visioneer's revolutionary hardware. No one else in the scanner industry has this combination of Visioneer resources, experience and talent."

Visioneer hardware will continue to be designed and manufactured according to the high standards for which the product name is known. The new Primax subsidiary will encourage further development and attention in the areas of:


    * Superior image quality - Bringing to market quality products that incorporate the latest technology.

    * Innovation in hardware design and ease of use - Including patented PaperDriven and AutoLaunch technologies and the intelligent scanning capability first introduced with the Visioneer OneTouch product line.

    * Seamless and invisible integration of any image into the world's most popular software applications using the PaperPort software interface.


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"The Visioneer brand name has a reputation for excellence in the scanner industry," said Raymond Liang, chairman and president at Primax Electronics. "Our goal is to expand the Visioneer product line to include diverse intelligent imaging hardware and to continue to be a world-class manufacturer of high quality products for both personal and business productivity."

The Visioneer division of Primax will be headquartered at Visioneer's current address in Fremont, California. J. Larry Smart has been appointed president of the division and Murray L. Dennis will be the vice president of marketing and sales.

About Primax

Primax, headquartered in Taiwan, specializes in manufacturing and distributing quality imaging input and output, electronic accessories and home office equipment and is a leading scanner manufacturer worldwide. It was founded in 1984 and has manufacturing sites in Taiwan and China, Research and Development operations in Taiwan and China, sales and marketing offices in Japan, Europe, US and Hong Kong. The company employs over 4,700 people worldwide and is listed on the Taiwan Stock Exchange. Primax can be reached via the Internet at www.primax-elec.com.

About Visioneer

Visioneer, headquartered in Fremont, Calif., develops and markets imaging products that provide a faster and easier way to scan photographs and documents into computers and put them to work in the most popular applications. The company's first product shipped in 1994.

PaperPort personal imaging systems have garnered widespread industry acceptance and endorsements, including two consecutive World Class Awards and two five star rating reviews from Macworld magazine and PC World Magazine, Editor's Choice awards from PC Magazine, three MVP awards from PC Computing magazine, Editors' Choice and two consecutive Product of the Year awards from Imaging Magazine, an Editors' Pick Award from Home Office Computing, and a silver product design award from Business Week. Visioneer is located at 34800 Campus Drive, Fremont, CA 94555. Visioneer can be reached via fax at (510) 608-0305 or via the Internet at www.visioneer.com. For product information call 1-800-787-7007. For technical support call 1-888-368-9633.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investors are cautioned that all forward-looking statements contain risk and uncertainties including the company's ability to consummate the transaction referenced above, which is dependent in part on the satisfaction of conditions outside of the company's control, including regulatory approvals, the continued operation of the company's business without material adverse changes, the company's ability to manage its relationships with customers and suppliers during the period preceding the communication of this transaction; and the company's ability to orderly transition its hardware assets and liabilities to the new Primax subsidiary. The company's business and financial results are also subject to the risks detailed from time to time in the company's SEC reports, including the report on Form10-K for the year ended December 31, 1997 and Forms 1O-Q for the quarters ended March 31, June 30, and September 30, 1998.


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